UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited

Consolidated

Interim

Financial

Statements

March 31, 2021 and 2020 with report of independent registered public accounting firm

INDEX

PETROBRAS

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME	5
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	6
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS	7
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	8
1. Basis of preparation	9
2. Summary of significant accounting policies	9
3. Cash and cash equivalents and Marketable securities	9
4. Sales revenues	10
5. Costs and expenses by nature	10
6. Other income and expenses	11
7. Net finance income (expense)	12
8. Net income by operating segment	13
9. Trade and other receivables	15
10. Inventories	16
11. Taxes	16
12. Employee benefits	19
13. Employee benefits (post-employment)	20
14. Provisions for legal proceedings	23
15. Provision for decommissioning costs	26
16. The “Lava Jato (Car Wash) Operation” and its effects on the Company	26
17. Property, plant and equipment	27
18. Intangible assets	28
19. Impairment	29
20. Exploration and evaluation of oil and gas reserves	29
21. Collateral for crude oil exploration concession agreements	30
22. Investments	31
23. Disposal of assets and other changes in organizational structure	31
24. Assets by operating segment	34
25. Finance debt	35
26. Lease liabilities	37
27. Equity	38
28. Fair value of financial assets and liabilities	39
29. Risk management	39
30. Related-party transactions	44
31. Supplemental information on statement of cash flows	46
32. Subsequent events	46
33. Information related to guaranteed securities issued by subsidiaries	48

2

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar - Centro/RJ

Edifício Passeio Corporate

20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of Review of Interim Financial Information

We have reviewed the consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of March 31, 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2021 and 2020 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2021, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Rio de Janeiro - RJ May 13, 2021

3

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PETROBRAS

As of March 31, 2021 and December 31, 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2021	12.31.2020	Liabilities	Note	03.31.2021	12.31.2020
Current assets				Current liabilities
Cash and cash equivalents	3.1	11,963	11,711	Trade payables		5,100	6,859
Marketable securities	3.2	579	659	Finance debt	25.1	3,292	4,186
Trade and other receivables	9.1	2,358	4,731	Lease liability	26	5,370	5,698
Inventories	10	6,973	5,677	Income taxes payable	11.1	146	198
Recoverable income taxes	11.1	393	418	Other taxes payable	11.1	2,554	2,636
Other recoverable taxes	11.1	1,108	2,177	Dividends payable	27.2	787	858
Others		1,606	1,230	Short-term employee benefits	12	1,695	1,953
		24,980	26,603	Pension and medical benefits	13	646	1,549
Assets classified as held for sale	23	2,045	785	Others		1,561	1,603
		27,025	27,388			21,151	25,540
				Liabilities related to assets classified as held for sale	23	696	685
						21,847	26,225

Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables	9.1	2,574	2,631	Finance debt	25.1	47,025	49,702
Marketable securities	3.2	41	44	Lease liability	26	15,279	15,952
Judicial deposits	14.2	6,824	7,281	Income taxes payable	11.1	316	357
Deferred income taxes	11.4	7,163	6,451	Deferred income taxes	11.4	212	195
Other recoverable taxes	11.1	2,919	3,158	Pension and medical benefits	13	13,393	14,520
Others		483	635	Provisions for legal proceedings	14.1	1,814	2,199
		20,004	20,200	Provision for decommissioning costs	15	16,962	18,780
				Others		2,162	2,204
						97,163	103,909
				Total liabilities		119,010	130,134

				Equity
Investments	22	3,167	3,273	Share capital (net of share issuance costs)	27.1	107,101	107,101
Property, plant and equipment	17	111,406	124,201	Capital reserve and capital transactions		373	1,064
Intangible assets	18	13,618	14,948	Profit reserves		66,097	65,917
		148,195	162,622	Accumulated other comprehensive (deficit)		(118,562)	(114,734)
				Attributable to the shareholders of Petrobras		55,009	59,348
				Non-controlling interests		1,201	528
						56,210	59,876
Total assets		175,220	190,010	Total liabilities and equity		175,220	190,010
The notes form an integral part of these interim financial statements.
4

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

PETROBRAS

Periods ending March 31, 2021 and 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2021	Jan-Mar/2020

Sales revenues	4	15,698	17,143
Cost of sales	5.1	(7,691)	(9,879)
Gross profit		8,007	7,264

Income (expenses)
Selling expenses	5.2	(948)	(1,335)
General and administrative expenses	5.3	(273)	(411)
Exploration costs	20	(214)	(104)
Research and development expenses		(117)	(95)
Other taxes		(106)	(118)
Impairment of assets	19	(90)	(13,371)
Other income and expenses	6	(284)	(257)
		(2,032)	(15,691)

Income (loss) before finance expense, results of equity-accounted investments and income taxes		5,975	(8,427)

Finance income		122	174
Finance expenses		(1,208)	(1,622)
Foreign exchange gains (losses) and inflation indexation charges		(4,553)	(3,103)
Net finance expense	7	(5,639)	(4,551)

Results of equity-accounted investments	22.2	183	(298)

Net income (loss) before income taxes		519	(13,276)

Income taxes	11.3	(319)	3,300

Net income (loss) for the period		200	(9,976)
Net income (loss) attributable to shareholders of Petrobras		180	(9,715)
Net income (loss) attributable to non-controlling interests		20	(261)

Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	27.3	0.01	(0.74)
The notes form an integral part of these interim financial statements.
5

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PETROBRAS

Periods ending March 31, 2021 and 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2021	Jan-Mar/2020
Net income (loss) for the period	200	(9,976)

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans
Recognized in equity	(3)	−
Deferred income tax	−	−
	(3)	−

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	−	(3)
Deferred income tax	−	1
	−	(2)

Share of other comprehensive income (losses) in equity-accounted investments	−	(29)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(5,591)	(21,715)
Reclassified to the statement of income	1,113	1,400
Deferred income tax	1,523	6,906
	(2,955)	(13,409)

Cumulative translation adjustments (*)
Recognized in equity	(813)	(4,963)
Reclassified to the statement of income	34	−
	(779)	(4,963)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	(112)	(604)
Reclassified to the statement of income	−	−
	(112)	(604)

Other comprehensive income (loss)	(3,849)	(19,007)

Total comprehensive income (loss)	(3,649)	(28,983)
Comprehensive income (loss) attributable to shareholders of Petrobras	(3,648)	(28,730)
Comprehensive income (loss) attributable to non-controlling interests	(1)	(253)
(*) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these interim financial statements.

6

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

PETROBRAS

Periods ending March 31, 2021 and 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2021	Jan-Mar/2020
Cash flows from operating activities
Net income (loss) for the period	200	(9,976)
Adjustments for:
Pension and medical benefits (actuarial expense)	315	444
Results of equity-accounted investments	(183)	298
Depreciation, depletion and amortization	2,856	3,543
Impairment of assets (reversal)	90	13,371
Allowance (reversals) for credit loss on trade and other receivables	(15)	97
Exploratory expenditure write-offs	131	26
Foreign exchange, indexation and finance charges	5,544	3,969
Deferred income taxes, net	200	(3,470)
Revision and unwinding of discount on the provision for decommissioning costs	194	193
Inventory write-down (write-back) to net realizable value	(1)	342
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(15)	94
Early termination and cash outflows revision of lease agreements	(70)	(94)
Decrease (Increase) in assets
Trade and other receivables, net	(128)	973
Inventories	(1,973)	446
Judicial deposits	(151)	(449)
Other assets	51	(301)
Increase (Decrease) in liabilities
Trade payables	616	(830)
Other taxes payable	1,105	(576)
Pension and medical benefits	(976)	(334)
Provisions for legal proceedings	(205)	(158)
Short-term benefits	(91)	(91)
Provision for decommissioning costs	(163)	(127)
Other liabilities	41	618
Income taxes paid	(128)	(231)
Net cash provided by operating activities	7,244	7,777
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(1,650)	(1,869)
Investments in investees	(2)	3
Proceeds from disposal of assets - Divestment	201	281
Divestment (Investment) in marketable securities	25	60
Dividends received	67	44
Net cash used in investing activities	(1,359)	(1,481)
Cash flows from financing activities
Investments by non-controlling interest	(19)	(19)
Proceeds from financing	54	10,173
Repayment of principal - finance debt	(3,063)	(4,343)
Repayment of interest - finance debt	(1,079)	(1,128)
Repayment of lease liability	(1,467)	(1,523)
Dividends paid to Shareholders of Petrobras	−	(1,020)
Dividends paid to non-controlling interests	−	(8)
Net cash provided by (used in) financing activities	(5,574)	2,132
Effect of exchange rate changes on cash and cash equivalents	(72)	(337)
Net increase in cash and cash equivalents	239	8,091
Cash and cash equivalents at the beginning of the period	11,725	7,377

Cash and cash equivalents at the end of the period	11,964	15,468

The notes form an integral part of these interim financial statements.

7

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Periods ending March 31, 2021 and 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	1,064	(68,721)	(13,540)	(17,322)	(886)	8,745	2,702	1,102	53,078	−	−	73,323	892	74,215
Balance at January 1, 2020		107,101	1,064				(100,469)					65,627	−	73,323	892	74,215
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(43)	(43)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	(9,715)	(9,715)	(261)	(9,976)
Other comprehensive income	−	−	−	(4,971)	(13,409)	−	(635)	−	−	−	−	−	−	(19,015)	8	(19,007)
Balance at March 31, 2020	107,380	(279)	1,064	(73,692)	(26,949)	(17,322)	(1,521)	8,745	2,702	1,102	53,078	−	(9,715)	44,593	596	45,189
		107,101	1,064				(119,484)					65,627	(9,715)	44,593	596	45,189

	107,380	(279)	1,064	(73,936)	(24,590)	(15,034)	(1,174)	8,813	2,900	1,102	51,974	1,128	−	59,348	528	59,876
Balance at January 1, 2021		107,101	1,064				(114,734)					65,917	−	59,348	528	59,876
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−	2	2
Capital transactions	−	−	(691)	−	−	−	−	−	−	−	−	−	−	(691)	675	(16)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	180	180	20	200
Other comprehensive income (loss)	−	−	−	(758)	(2,955)	(3)	(112)	−	−	−	−	−	−	(3,828)	(21)	(3,849)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(3)	(3)
Balance at March 31, 2021	107,380	(279)	373	(74,694)	(27,545)	(15,037)	(1,286)	8,813	2,900	1,102	51,974	1,128	180	55,009	1,201	56,210
		107,101	373				(118,562)					65,917	180	55,009	1,201	56,210

The notes form an integral part of these interim financial statements.
8

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020, which include the full set of notes (2020 Financial Statements).

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 13, 2021.

2.	Summary of significant accounting policies

The accounting policies and methods of computation followed in these consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2020.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents
	03.31.2021	12.31.2020
Cash at bank and in hand	662	552
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	3,130	2,592
Other investment funds	110	28
	3,240	2,620
- Abroad
Time deposits	2,097	2,574
Automatic investing accounts and interest checking accounts	5,633	5,633
Other financial investments	331	332
	8,061	8,539
Total short-term financial investments	11,301	11,159
Total cash and cash equivalents	11,963	11,711

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

3.2.	Marketable securities
	03.31.2021	12.31.2020

Fair value through profit or loss	575	652
Amortized cost	45	51
Total	620	703
Current	579	659
Non-current	41	44

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

9

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
4.	Sales revenues
	2021	2020
	Jan-Mar	Jan-Mar
Diesel	4,578	4,086
Gasoline	2,022	1,899
Liquefied petroleum gas	916	902
Jet fuel	426	850
Naphtha	331	672
Fuel oil (including bunker fuel)	335	266
Other oil products	878	692
Subtotal oil products	9,486	9,367
Natural gas	1,037	1,211
Renewables and nitrogen products	13	26
Breakage	67	91
Electricity	543	292
Services, agency and others	214	159
Domestic market	11,360	11,146
Exports	4,137	5,620
Oil	2,801	4,335
Fuel oil (including bunker fuel)	1,201	1,048
Other oil products	135	237
Sales abroad (*)	201	377
Foreign market	4,338	5,997
Sales revenues (**)	15,698	17,143
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 8.

In the three-month periods ended March 31, 2021 and 2020, the sales to the associate BR Distribuidora represent more than 10% of the Company’s sales revenues, mainly associated with the refining, transportation and marketing segment.

5.	Costs and expenses by nature
5.1.	Cost of sales
	2021	2020
	Jan-Mar	Jan-Mar
Raw material, products for resale, materials and third-party services (*)	(2,660)	(4,438)
Depreciation, depletion and amortization	(2,239)	(2,895)
Production taxes	(2,354)	(1,846)
Employee compensation	(438)	(700)
Total	(7,691)	(9,879)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	2021	2020
	Jan-Mar	Jan-Mar
Materials, third-party services, freight, rent and other related costs	(784)	(1,155)
Depreciation, depletion and amortization	(149)	(123)
Allowance for expected credit losses	5	(9)
Employee compensation	(20)	(48)
Total	(948)	(1,335)

10

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
5.3.	General and administrative expenses
	2021	2020
	Jan-Mar	Jan-Mar
Employee compensation	(185)	(288)
Materials, third-party services, freight, rent and other related costs	(64)	(94)
Depreciation, depletion and amortization	(24)	(29)
Total	(273)	(411)

6.	Other income and expenses
	2021	2020
	Jan-Mar	Jan-Mar
Unscheduled stoppages and pre-operating expenses	(300)	(353)
Pension and medical benefits - retirees	(218)	(299)
Variable compensation program	(94)	29
Equalization of expenses - Production Individualization Agreements	(43)	23
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(33)	-
Profit sharing	(28)	(6)
Gains/(losses) with Commodities Derivatives	(23)	223
Gains / (losses) on decommissioning of returned/abandoned areas	(6)	-
Voluntary Separation Plan - PDV	3	(41)
Fines imposed on suppliers	29	49
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	48	(94)
Losses with legal, administrative and arbitration proceedings	51	(50)
Early termination and cash outflows revision of lease agreements	69	94
Reimbursements from E&P partnership operations	100	197
Amounts recovered from Lava Jato investigation	141	21
Others	20	(50)
Total	(284)	(257)

7.	Net finance income (expense)
	2021	2020
	Jan-Mar	Jan-Mar
Finance income	122	174
Income from investments and marketable securities (Government Bonds)	29	67
Other income, net	93	107
Finance expenses	(1,208)	(1,622)
Interest on finance debt	(752)	(1,008)
Unwinding of discount on lease liabilities	(295)	(342)
Discount and premium on repurchase of debt securities	(183)	(260)
Capitalized borrowing costs	212	279
Unwinding of discount on the provision for decommissioning costs	(189)	(192)
Other finance expenses and income, net	(1)	(99)
Foreign exchange gains (losses) and indexation charges	(4,553)	(3,103)
Foreign exchange gains (losses) (*)	(3,442)	(1,767)
Reclassification of hedge accounting to the Statement of Income (*)	(1,113)	(1,400)
Other foreign exchange gains (losses) and indexation charges, net	2	64
Total	(5,639)	(4,551)
(*) For more information, see notes 29.3c and 29.3a.

11

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
8.	Net income by operating segment
Consolidated Statement of Income by operating segment
	Jan-Mar/2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	11,666	13,973	2,208	155	(12,304)	15,698
Intersegments	11,453	235	552	64	(12,304)	−
Third parties	213	13,738	1,656	91	-	15,698
Cost of sales	(5,234)	(11,837)	(1,332)	(150)	10,862	(7,691)
Gross profit (loss)	6,432	2,136	876	5	(1,442)	8,007
Income (expenses)	(521)	(399)	(746)	(360)	(6)	(2,032)
Selling	-	(335)	(603)	(4)	(6)	(948)
General and administrative	(32)	(32)	(17)	(192)	-	(273)
Exploration costs	(214)	-	-	-	-	(214)
Research and development	(85)	(3)	(5)	(24)	-	(117)
Other taxes	(17)	(40)	(23)	(26)	-	(106)
Impairment of assets	(95)	-	-	5	-	(90)
Other income and expenses	(78)	11	(98)	(119)	-	(284)
Income (loss) before finance expense, results of equity-accounted investments and income taxes	5,911	1,737	130	(355)	(1,448)	5,975
Net finance income (expenses)	-	-	-	(5,639)	-	(5,639)
Results in equity-accounted investments	23	108	40	12	-	183
Net income / (loss) before income taxes	5,934	1,845	170	(5,982)	(1,448)	519
Income taxes	(2,010)	(590)	(45)	1,833	493	(319)
Net income (loss) for the period	3,924	1,255	125	(4,149)	(955)	200
Attributable to:
Shareholders of Petrobras	3,925	1,255	104	(4,149)	(955)	180
Non-controlling interests	(1)	−	21	−	−	20

12

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	10,877	15,480	2,370	198	(11,782)	17,143
Intersegments	10,667	302	753	60	(11,782)	−
Third parties	210	15,178	1,617	138	-	17,143
Cost of sales	(5,907)	(15,397)	(1,345)	(193)	12,963	(9,879)
Gross profit (loss)	4,970	83	1,025	5	1,181	7,264
Income (expenses)	(13,528)	(914)	(673)	(568)	(8)	(15,691)
Selling	-	(650)	(674)	(4)	(7)	(1,335)
General and administrative	(47)	(61)	(27)	(276)	-	(411)
Exploration costs	(104)	-	-	-	-	(104)
Research and development	(62)	(3)	(3)	(27)	-	(95)
Other taxes	(16)	(42)	(9)	(51)	-	(118)
Impairment of assets	(13,167)	(43)	-	(161)	-	(13,371)
Other income and expenses	(132)	(115)	40	(49)	(1)	(257)
Income (loss) before finance expense, results of equity-accounted investments and income taxes	(8,558)	(831)	352	(563)	1,173	(8,427)
Net finance income (expenses)	-	-	-	(4,551)	-	(4,551)
Results in equity-accounted investments	(155)	(185)	(2)	44	-	(298)
Net income / (loss) before income taxes	(8,713)	(1,016)	350	(5,070)	1,173	(13,276)
Income taxes	2,909	283	(120)	626	(398)	3,300
Net income (loss) for the period	(5,804)	(733)	230	(4,444)	775	(9,976)
Attributable to:
Shareholders of Petrobras	(5,804)	(702)	214	(4,198)	775	(9,715)
Non-controlling interests	−	(31)	16	(246)	−	(261)

9.	Trade and other receivables
9.1.	Trade and other receivables, net
	03.31.2021	12.31.2020
Receivables from contracts with customers
Third parties	2,933	3,081
Related parties
Investees (note 30.5)	522	664
Receivables from the electricity sector	167	205
Subtotal	3,622	3,950
Other trade receivables
Third parties
Receivables from divestments (*)	1,492	1,523
Lease receivables	463	467
Other receivables (**)	412	2,536
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 30.5)	450	482
Subtotal	2,817	5,008
Total trade and other receivables, before ECL	6,439	8,958
Expected credit losses (ECL) - Third parties	(1,456)	(1,528)
Expected credit losses (ECL) - Related parties	(51)	(68)
Total trade and other receivables	4,932	7,362
Current	2,358	4,731
Non-current	2,574	2,631
(*) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.
(**) As of December 31, 2020, it mainly includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia, with financial settlement in the first quarter of 2021.

13

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 777 as of March 31, 2021 (US$ 507 as of December 31, 2020).

9.2.	Aging of trade and other receivables – third parties
	03.31.2021		12.31.2020
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	3,792	(122)	5,850	(130)
Overdue:
1-90 days	24	(5)	205	(8)
91-180 days	8	(4)	15	(9)
181-365 days	20	(9)	42	(28)
More than 365 days	1,456	(1,316)	1,495	(1,353)
Total	5,300	(1,456)	7,607	(1,528)

9.3.	Changes in provision for expected credit losses
	Jan-Mar/2021	Jan-Dec/2020
Opening balance	1,596	2,331
Additions	20	209
Write-offs	-	(667)
Reversals	(34)	(31)
Transfer of assets held for sale	-	(3)
Cumulative translation adjustment	(75)	(243)
Closing balance	1,507	1,596
	-	-
Current	178	218
Non-current	1,329	1,378

In 2020, the write-offs primarily relate to the write-off of receivables from suppliers, relating to the construction and renovation of platforms.

10.	Inventories
	03.31.2021	12.31.2020
Crude oil	3,069	2,242
Oil products	2,280	1,925
Intermediate products	469	396
Natural gas and Liquefied Natural Gas (LNG)	264	122
Biofuels	11	30
Fertilizers	15	8
Total products	6,108	4,723
Materials, supplies and others	865	954
Total	6,973	5,677

In the first quarter of 2021, the Company recognized a US$ 1 gain within cost of sales, adjusting inventories to net realizable value (a US$ 342 loss within cost of sales in the first quarter of 2020) primarily due to changes in international prices of crude oil and oil products.

At March 31, 2021, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, amounting to US$ 1,718, considering the prepayments made in January 2021, whose procedures for updating public records are ongoing.

14

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
11.	Taxes
11.1.	Income taxes and other taxes
Income taxes
	Current assets		Current liabilities		Non-current liabilities
	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Taxes in Brazil
Income taxes	363	391	17	111	-	-
Income taxes - Tax settlement programs	-	-	41	45	316	357
	363	391	58	156	316	357
Taxes abroad	30	27	88	42	-	-
Total	393	418	146	198	316	357
(*) See note 20.2 for detailed information.

Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Taxes in Brazil
Current / Non-current ICMS (VAT)	629	507	269	293	504	642	-	-
Current / Non-current PIS and COFINS	366	340	1,907	2,055	204	544	34	37
Claim to recover PIS and COFINS	-	-	622	681	-	-	-	-
PIS and COFINS - exclusion of ICMS (VAT tax) from the basis of calculation	65	1,230	-	-	-	-	-	-
CIDE	2	4	-	-	27	41	-	-
Production taxes	-	-	-	-	1,655	1,173	60	94
Withholding income taxes	-	-	-	-	48	106	-	-
Others	38	87	112	119	102	117	221	275
Total in Brazil	1,100	2,168	2,910	3,148	2,540	2,623	315	406
Taxes abroad	8	9	9	10	14	13	-	-
Total	1,108	2,177	2,919	3,158	2,554	2,636	315	406
(*) Other non-current taxes are classified as other non-current liabilities.

Exclusion of ICMS (VAT tax) from the basis of calculation of PIS and COFINS

In 2020, the Company obtained a favorable and definitive court decision regarding the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, recognizing US$ 3,226 (R$ 16,764 million) as other recoverable taxes. These sales taxes credits refer to the ICMS included in the basis of calculation of PIS and COFINS, from October 2001 to August 2020, inappropriately paid during this period.

The Company has already realized US$ 2,878 (of which US$ 1,857 was in 2020) of this credit in payment of federal taxes.

As of March 31, 2021, the unused credit, updated by the SELIC interest rate, amounts to US$ 65 (R$ 369 million).

11.2.	Tax amnesty programs – State Tax

Petrobras, based on the risk management of litigations, taking into account its value generation strategy, adhered to state amnesty programs of the states of Rio de Janeiro and Bahia, generating a US$ 158 gain arising from the reversal of part of the related provisions, of which a US$ 120 gain as other income and expenses, and a US$ 38 gain as finance income.

State of Rio de Janeiro

The State of Rio de Janeiro instituted a settlement program called PEP-ICMS, under the terms of state law 189/2000, which allowed a 90% reduction of amounts due as a fine and interest.

15

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The adhesion to the program creates conditions for the settlement of ICMS disputes involving tax credits, due to the cancellation of a plant of Gaslub (former Comperj), in the total amount of US$ 266, through estimated disbursement of US$ 97. As a result, for these unaudited interim consolidated financial statements as of March 31, 2021, the Company reassessed expected disbursements and reversed US$ 169 of the respective provisions.

In April 2021, the Company joined the program and will make the full payment of the remaining obligations by June 2021.

State of Bahia

The adhesion to the remission and amnesty program with the state of Bahia, entered into under the terms of state law 14,286/2020, allowed a 50% remission and a 90% reduction of fines and interest. The tax debts, arisen from the disallowance of tax credits, were settled after the payment of US$ 21.

11.3.	Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Mar/2021	Jan-Mar/2020
Net income before income taxes	519	(13,276)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(176)	4,513
· Different jurisdictional tax rates for companies abroad	23	(735)
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(205)	(259)
· Tax incentives	-	(143)
· Tax loss carryforwards (unrecognized tax losses)	(30)	25
· Non-taxable income (non-deductible expenses), net (**)	39	(107)
· Expenses with post-employment medical benefits	(44)	(88)
· Results of equity-accounted investments in Brazil and abroad	74	(112)
· Others	-	205
Income taxes	(319)	3,300
Deferred income taxes	(200)	3,470
Current income taxes	(119)	(170)
Effective tax rate of income taxes	(61.5)%	(24.9)%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings.

11.4.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	2021	2020
Balance at January 1	6,256	(372)
Recognized in the statement of income for the period	(200)	1,743
Recognized in shareholders’ equity	1,523	5,564
Cumulative translation adjustment	(631)	(623)
Use of tax credits	-	(60)
Others	3	4
Balance at March 31,	6,951	6,256
Deferred tax assets	7,163	6,451
Deferred tax liabilities	(212)	(195)

The composition of deferred tax assets and liabilities is set out in the following table:

16

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	03.31.2021	12.31.2020
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(2,646)	(3,205)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	6,091	6,626
PP&E – Others (*)	Depreciation, amortization and write-offs of assets	(9,872)	(8,690)
Loans, trade and other receivables / payables and financing	Payments and receipts	5,515	3,913
Finance leases	Payments	1,595	1,190
Provision for legal proceedings	Payments and use of provisions	592	664
Tax loss carryforwards	30% of taxable income compensation	2,694	2,501
Inventories	Sales, write-downs and losses	318	158
Employee Benefits, mainly pension plans	Payments and use of provisions	2,617	2,882
Others		47	217
Total		6,951	6,256
(*) It includes accelerated depreciation, difference between units of production method and straightline method, as well as capitalized borrowing costs.

12.	Employee benefits
	03.31.2021	12.31.2020
Voluntary Severance Program (PDV)	719	900
Employees variable compensation program	455	522
Accrued vacation pay	456	470
Salaries and related charges	177	204
Profit sharing	30	4
Total	1,837	2,100
Current	1,695	1,953
Non-current (*)	141	147
(*) Amount classified in other liabilities

12.1.       Voluntary Severance Programs

Recognition of the provision for expenses occur as employees enroll to the programs. Changes in the provision for expenses relating to voluntary severance programs are set out as follows:

	03.31.2021	12.31.2020
Opening Balance	900	140
Enrollments	22	1,076
Revision of provisions	(25)	(59)
Separations in the period	(103)	(245)
Cumulative translation adjustment	(75)	(12)
Closing Balance	719	900
Current	579	754
Non-current	140	146

The Company chose to disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination, and expects to disburse US$ 719, of which US$ 579 in 2021, US$ 100 in 2022 and US$ 40 in 2023.

The Company reopened the voluntary termination program for retired employees under the Brazilian Social Security Institute (INSS) until the enactment of the pension reform for new enrollments during January 2021 for employees not yet enrolled or who have canceled enrollment for any reason until December 29, 2020. During January 2021, 195 employees enrolled in this program.

On March 29, 2021, the Company opened the sixth opportunity for the separation of corporate employees, with application deadline on April 19, 2021, and 35 employees enrolled in this program.

17

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
12.2.	Variable compensation program - Performance award program (PPP)

On January 26, 2021, the Company’s Board of Administration approved changes in the criteria for granting PPP 2020 to employees (in relation to regulation approved on April 28, 2020).

The regulation for this variable compensation program establishes that, in order to trigger this payment, it is necessary to have net income for the year, excluding impairment losses and foreign exchange gains (losses) from this calculation, associated with the achievement of the Company’s performance metrics and the individual performance of employees and results of the departments.

The PPP for 2020 was fully paid by April 2021, in the amount of US$ 113. The PPP expense for the first quarter of 2021 amounts to US$ 94 (a US$ 29 net reversal for the same period of 2020), accounted for within other income and expenses.

12.3.	Profit sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees of Petrobras had signed the agreement for the PLR for the next two years before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only one union had signed the agreement within the period defined by the ACT.

The current agreement for the PLR provides that only employees without managerial functions will be entitled to receive profit sharing, and it will be cumulative to the payment of the PPP.

In order for the PLR to be paid in the next two years, the following requirements must be met: (i) dividend distribution to shareholders approved at the Annual General Shareholders Meeting, (ii) net income for the year, and iii) achievement of the weighted average percentage of at least 80% of a set of indicators.

The maximum amount of PLR to be distributed is limited to 6.25% of net income and 25% of dividends distributed to shareholders, in each year. The PLR expense for the first quarter of 2021 amounts to US$ 28 (US$ 6 for the same period of 2020).

13.           Employee benefits (post-employment)

	03.31.2021	12.31.2020
Liabilities
AMS Medical Plan	4,956	5,356
Petros Pension Plan - Renegotiated (PPSP-R) (*)	5,528	6,016
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	1,488	1,621
Petros Pension Plan - Renegotiated - Pre-70	966	1,508
Petros Pension Plan - Non-renegotiated - Pre-70	633	1,075
Petros 2 Pension Plan	452	477
Other plans	16	16
Total	14,039	16,069
Current	646	1,549
Non-current	13,393	14,520
Total	14,039	16,069
(*) It includes obligations with contribution for the revision of the lump sum death benefit.

Changes in the actuarial liabilities recognized in the statement of financial position:

18

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other plans	Total
Changes in the net actuarial liability
Balance as of January 1,	7,524	2,696	477	5,356	16	16,069
Recognized in the Statement of Income	124	43	18	130	−	315
Costs incurred in the period	2	−	10	41	−	53
Service cost	112	41	8	89	−	250
Interest on the obligations with contribution for the revision of the lump sum death benefit	10	2	−	−	−	12
Recognized in Equity - other comprehensive income	2	1	−	−	−	3
Remeasurement effects recognized in other comprehensive income	2	1	−	−	−	3
Cash effects	(515)	(403)	−	(58)	−	(976)
Contributions paid	(51)	(16)	−	(58)	−	(125)
Payments of obligations with contribution for the revision of the lump sum death benefit	(12)	(4)	−	−	−	(16)
Payments related to Term of financial commitment (TFC)	(452)	(383)	−	−	−	(835)
Other changes	(641)	(216)	(43)	(472)	−	(1,372)
Others	−	−	−	−	−	−
Cumulative Translation Adjustment	(641)	(216)	(43)	(472)	−	(1,372)
Total obligation for pension and medical benefits as of March 31,	6,494	2,121	452	4,956	16	14,039
Balance of actuarial liability	6,198	2,033	452	4,956	15	13,654
Obligations with contribution for the revision of the lump sum death benefit	296	88	−	−	−	384
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other plans	Total
Changes in the net actuarial liability
Balance as of January 1,	10,231	3,264	989	11,986	24	26,494
Recognized in the Statement of Income	84	40	131	(1,672)	2	(1,415)
Costs incurred in the period	(298)	(93)	64	(2,348)	−	(2,675)
Service cost	382	133	67	676	2	1,260
Recognized in Equity - other comprehensive income	(344)	285	(391)	(1,957)	(8)	(2,415)
Remeasurement effects recognized in other comprehensive income	(344)	285	(391)	(1,957)	(8)	(2,415)
Cash effects	(474)	(265)	−	(308)	(1)	(1,048)
Contributions paid	(255)	(80)	−	(308)	(1)	(644)
Payments related to Term of financial commitment (TFC)	(219)	(185)	−	−	−	(404)
Other changes	(2,300)	(726)	(252)	(2,693)	(3)	(5,974)
Discontinued operations	−	−	−	−	−	−
Others	−	−	−	−	2	2
Cumulative Translation Adjustment	(2,300)	(726)	(252)	(2,693)	(5)	(5,976)
Balance of actuarial liability as of December 31,	7,197	2,598	477	5,356	14	15,642
Obligations with contribution for the revision of the lump sum death benefit	315	99	−	−	−	414
Cumulative Translation Adjustment	12	(1)	−	−	2	13
Total obligation for pension and medical benefits as of December 31,	7,524	2,696	477	5,356	16	16,069
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

19

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

			Pension Plans	Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other Plans	Jan-Mar/2021	Jan-Mar/2020
Present value of obligations (VPO)	114	41	18	130	−	303	444
Obligations with contribution for the revision of the lump sum death benefit	10	2	−	−	−	12	−
Net costs	124	43	18	130	−	315	444
Related to active employees	13	2	15	67	−	97	145
Related to retired employees	111	41	3	63	−	218	299
Net costs	124	43	18	130	−	315	444
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.1.	Pension plans

Net actuarial liabilities are computed based on annual review carried out by an independent actuary and were already considered in the Company’s audited financial statements ended December 31, 2020.

On March 29, 2021, the Deliberative Council of Petros approved the financial statements of the PPSP-R and PPSP-NR plans, which presented a surplus in the fiscal year 2020, reversing the scenario of successive deficits in the two largest defined benefit plans managed by the Foundation .

The table below presents the reconciliation of the surplus of Petros Plan registered by Petros Foundation as of December 31, 2020 with the net actuarial liability registered by the Company:

	PPSP-R	PPSP-NR
Surplus registered by Petros	(170)	(94)
Financial assumptions	3,351	1,023
Ordinary and extraordinary sponsor contributions	2,422	699
Changes in fair value of plan assets (*)	1,886	839
Others (including Actuarial valuation method)	(924)	(97)
Net actuarial liability registered by the Company	6,565	2,370
(*) It includes balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

13.2.	Petros 2 Plan (PP2)

For the first quarter of 2021, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 40 (US$ 50 for the first quarter of 2020) recognized in the statement of income.

13.3.	Petros 3 Plan (PP3)

On October 1, 2020, the Board of Directors approved the submission of the PP-3 for analysis by the Secretariat of Management and Governance of the State-owned Companies (SEST) and to the Superintendency of Post-retirement benefits (PREVIC), which approved it on January 27, 2021.

The PP-3 is a new pension plan with defined contribution characteristics and will be an exclusive option for voluntary migration of participants from the PPSP-R and PPSP-NR plans, not including pre-70.

20

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Registrations to this plan were made until April 30, 2021 and, after validation and completion of the technical and administrative feasibility study, the Company will carry out an actuarial review of the original plans. This plan is expected to begin operating in the second half of 2021.

13.4.	Medical Plan

The Company’s Board of Directors approved in 2020 a new management model for its medical plan, which started operating on April 1, 2021. The management of this plan is carried out by a nonprofit civil association, nominated Associação Petrobras de Saúde (APS), also through the self-management type, in accordance with the requirements of the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar - ANS).

The new model will generate no change in benefit, coverage or scope on the plan, as well as no accounting effects.

14.	Provisions for legal proceedings
14.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

·	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
·	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligations;
·	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
·	Environmental claims, specially: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; and (ii) fines relating to the Company’s offshore operation.

Provisions for legal proceedings are set out as follows:

Current and Non-current liabilities	03.31.2021	12.31.2020
Labor claims	645	706
Tax claims	310	488
Civil claims	599	713
Environmental claims	260	292
Total	1,814	2,199

	Jan-Mar/2021	Jan-Dec/2020
Opening Balance	2,199	3,113
Additions, net of reversals	(83)	464
Use of provision	(116)	(744)
Revaluation of existing proceedings and interest charges	(12)	28
Others	12	20
Cumulative translation adjustment	(186)	(682)
Closing Balance	1,814	2,199

In preparing its consolidated interim financial statements for the three-month period ended March 31, 2021, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

21

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
14.2.	Judicial deposits
Non-current assets	03.31.2021	12.31.2020
Tax	4,941	5,154
Labor	771	831
Civil	922	1,095
Environmental	103	113
Others	87	88
Total	6,824	7,281

	Jan-Mar/2021	Jan-Dec/2020
Opening Balance	7,281	8,236
Additions	165	937
Use	(12)	(86)
Accruals and charges	30	90
Others	7	(4)
Cumulative translation adjustment	(647)	(1,892)
Closing Balance	6,824	7,281

In the three-month period ended March 31, 2021, the Company made judicial deposits in the amount of US$ 165, including: (i) US$ 86 referring to IRPJ and CSLL for not adding profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (ii) US$ 53 relating to the unification of Fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iii) US$ 51 related to the chartering of platforms due to the legal dispute related to the IRRF; (iv) US$ 48 referring to IRPJ and CSLL in the deduction of Petros' expenses; and (v) US$ 31 referring to several judicial deposits of a tax nature, mainly offset by (vi) US$ 132 referring to the redemption of the deposit of IPI credits used to offset debts with the Federal Revenue of Brazil.

14.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. Estimated contingent liabilities for which the possibility of loss is possible are set out in the following table:

Nature	03.31.2021	12.31.2020
Tax	22,578	24,511
Labor	6,645	8,179
Civil - General	4,713	4,621
Civil - Environmental	1,387	1,465
Total	35,323	38,776

The main contingent liabilities are:

·	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) tax on services provided offshore (ISS); (iv) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (v) collection and crediting of ICMS by several states; and (vi) collection of social security contributions over payments of bonuses.
·	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
·	Civil matters comprising mainly: (i) litigations regarding Sete Brasil; (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; (iii) a public civil action that discusses the alleged illegality of the gas supply made by the Company to its Nitrogen Fertilizer Production Unit; (iv) regulation agencies fines; and (v) lawsuits related to contracts.
·	Environmental matters comprising indemnities for material and collective moral damages to the environment and environmental fines related to the Company operation.

In the three-month period ended March 31, 2021, the main changes in the balance of contingent liabilities are related to: (i) a US$ 847 reduction in collective labor lawsuits in which unions question the formula for calculating the RMNR Complement, based on the published minutes on the decision of the Supreme Federal Court in relation to the financial update indexes applied to labor debts; partially offset by: (ii) a US$ 410 increase related to civil matters involving contractual issues; (iii) a US$ 142 increase referring to ICMS collection on inventories and value added; (iv) a US$ 87 increase related to requests for offsetting federal taxes not approved by the Federal Revenue of Brazil; and (v) US$ 53 referring to the collection of tax on services provided offshore (ISS).

22

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.4.	Class action and related proceedings

Regarding the class action in the Netherlands, on January 29, 2020, the District Court in Rotterdam determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the arbitration clause provided for in the Company's Bylaws, remaining out of the collective action proposed by the Stichting Petrobras Compensation Foundation (“Foundation”). The Court also considered the binding effect of the agreement signed to close the United States' Class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation and the Company presented the oral arguments at a hearing held on January 26, 2021, which is pending judgment. See note 20.4.1 to the annual 2020 Financial Statements for more information.

In relation to the arbitration in Argentina, the Argentine Supreme Court has not yet judged the appeal filed by the Association.

As for the criminal actions in Argentina, related to an alleged fraudulent offer of securities, on September 14, 2020, the judge accepted the defense presented by the Company and decided that Petrobras could not be sued in a criminal case before the Argentine Justice. The Association appealed this decision, and the appeal is pending judgment. Regarding the action related to the alleged nonobservance of the obligation to disclose a press release, on March 4, 2021, the Court decided that the competence to judge this criminal action should be transferred from the Criminal Economic Court No. 3 of Buenos Aires to the Criminal Economic Court No. 2 in the same city.

14.5.	Arbitrations in Brazil

In the three-month period ended March 31, 2021 there were no events that changed the assessment and judgment of arbitration in Brazil.

For more information, see note 20.4.2 to the 2020 Financial Statements.

14.6.	Tax recoveries under dispute
14.6.1.	Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, from 2001 to 2020, of ICMS within the calculation basis of PIS and COFINS. In 2020, the Company obtained a favorable and definitive court decision on this claim, and the Company recognized the corresponding credit. The tax credit relates to the exclusion of the ICMS effectively collected when included in the basis of calculation of PIS and COFINS, as deliberated by the Federal Revenue of Brazil, as set out in note 11.1.

In relation to the amounts corresponding to the difference between the criterion established in the regulation and the ICMS amount reported in the invoices, these were not recognized as tax credit, since it is still pending final decision of the STF.

15.	Provision for decommissioning costs
Non-current liabilities	Jan-Mar/2021	Jan-Dec/2020
Opening balance	18,780	17,460
Adjustment to provision	5	5,720
Transfers related to liabilities held for sale (*)	(205)	(519)
Payments made	(162)	(446)
Interest accrued	180	571
Others	7	15
Cumulative translation adjustment	(1,643)	(4,021)
Closing balance	16,962	18,780
(*) In the first quarter of 2021, it includes transfers to held for sale mainly related to US$ 109 in the concessions of Peroá Group in Espírito Santo state and US$ 97 in Miranga Group in Bahia state. In 2020, it includes transfers to held for sale mainly related to US$ 301 in the concessions in Rio Grande do Norte state and US$204 in Bahia state, as set out in note 24 to the 2020 Financial Statements.

23

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
16.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited consolidated interim financial statements for the period ended March 31, 2021, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In addition, the Company has fully cooperated with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

During the period ended March 31, 2021, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 141 (US$ 21 in the same period of 2020), accounted for as other income and expenses. Thus, the total amount recovered from Lava Jato investigation through March 31, 2021 is US$ 1,428.

16.1.	Investigations involving the Company
16.1.1.	U.S. Commodity Futures Trading Commission - CFTC

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

16.1.2.	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

24

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2020	4,450	70,378	21,952	40,897	21,588	159,265
Additions	-	4,587	3,090	365	4,338	12,380
Additions to / review of estimates of decommissioning costs	-	-	-	5,421	-	5,421
Capitalized borrowing costs	-	-	941	-	-	941
Write-offs	(4)	(438)	(461)	(187)	(1,271)	(2,361)
Transfers	(258)	2,676	(3,175)	1,336	(21)	558
Transfers to assets held for sale	(8)	(226)	27	(848)	(13)	(1,068)
Depreciation, amortization and depletion	(142)	(4,298)	-	(3,864)	(4,022)	(12,326)
Impairment recognition	(14)	(7,293)	(2,855)	(4,603)	(337)	(15,102)
Impairment reversal	-	5,542	482	1,612	124	7,760
Cumulative translation adjustment	(981)	(12,248)	(4,558)	(8,963)	(4,517)	(31,267)
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Cost	5,450	107,199	27,544	60,902	23,780	224,875
Accumulated depreciation, amortization, depletion and impairment	(2,407)	(48,519)	(12,101)	(29,736)	(7,911)	(100,674)
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Additions	-	359	1,476	-	382	2,217
Additions to / review of estimates of decommissioning costs	-	-	-	(1)	-	(1)
Capitalized borrowing costs	-	-	212	-	-	212
Write-offs	-	(3)	(98)	(14)	(4)	(119)
Transfers	265	(229)	(1,144)	1,158	-	50
Transfers to assets held for sale	-	(1,070)	(107)	(101)	3	(1,275)
Depreciation, amortization and depletion	(33)	(988)	-	(1,039)	(988)	(3,048)
Impairment recognition (note 19)	-	(114)	-	(8)	-	(122)
Impairment reversal (note 19)	-	-	27	-	-	27
Cumulative translation adjustment	(270)	(5,115)	(1,304)	(2,686)	(1,361)	(10,736)
Balance at March 31, 2021	3,005	51,520	14,505	28,475	13,901	111,406
Cost	4,976	95,926	25,166	55,355	21,874	203,297
Accumulated depreciation, amortization, depletion and impairment (****)	(1,971)	(44,406)	(10,661)	(26,880)	(7,973)	(91,891)
Balance at March 31, 2021	3,005	51,520	14,505	28,475	13,901	111,406
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(**) See note 24 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas.
(****) In the case of assets under construction, it refers only to impairment losses.

The right-of-use assets comprise the following underlying assets:

25

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Platforms	Vessels	Properties	Total
Balance at March 31, 2021	7,266	5,917	718	13,901
Cost	10,411	10,133	1,330	21,874
Accumulated depreciation, amortization and depletion	(3,145)	(4,216)	(612)	(7,973)
Balance at December 31, 2020	7,979	7,167	723	15,869
Cost	11,144	11,256	1,379	23,779
Accumulated depreciation, amortization and depletion	(3,165)	(4,089)	(656)	(7,910)

17.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2021, the capitalization rate was 5.55% p.a. (6.36% p.a. for the three-month period ended March 31, 2020).

18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2020	19,168	242	63	19,473
Addition	31	88	-	119
Capitalized borrowing costs	-	1	-	1
Write-offs	(173)	(3)	-	(176)
Transfers	(2)	(1)	(26)	(29)
Amortization	(8)	(58)	-	(66)
Impairment recognition	-	(6)	(6)	(12)
Cumulative translation adjustment	(4,302)	(53)	(7)	(4,362)
Balance at December 31, 2020	14,714	210	24	14,948
Cost	14,803	1,245	24	16,072
Accumulated amortization and impairment	(89)	(1,035)	-	(1,124)
Balance at December 31, 2020	14,714	210	24	14,948
Addition	10	26	-	36
Capitalized borrowing costs	-	1	-	1
Write-offs	(1)	-	-	(1)
Transfers	(39)	1	-	(38)
Amortization	(2)	(13)	-	(15)
Cumulative translation adjustment	(1,292)	(19)	(2)	(1,313)
Balance at March 31, 2021	13,390	206	22	13,618
Cost	13,471	1,169	22	14,662
Accumulated amortization and impairment	(81)	(963)	-	(1,044)
Balance at March 31, 2021	13,390	206	22	13,618
Estimated useful life in years	(*)	5	Indefinite
(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

19.	Impairment
19.1.	Impairment of property, plant and equipment and intangible assets

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

In the first quarter of 2021, impairment losses were recognized, in the amount of US$ 90, mainly due to:

26

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
·	Oil and gas production and drilling equipment in Brazil: the Company decided to discontinue the use of P-33 platform in the Marlim field, due to the discontinuation of production and the beginning of its decommissioning process, resulting in its exclusion of CGU North group and its impairment testing as a separated asset, with the recognition of a US$ 122 impairment loss; and
·	Oil and gas production and drilling equipment abroad: the Company decided to use in producing fields in the Santos basin, certain equipment that were previously part of platforms P-72 and P-73. Thus, considering estimated future cash flows for these assets, the Company recognized a US$ 27 impairment reversal.

In the first quarter of 2020, impairment losses were recognized due to the significant and adverse effects on the oil and oil products market arising from: (i) the outbreak of the COVID-19 pandemic and its effects on the economic activity, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies to define production levels, which contributed to an increase in the global oil supply with a significant reduction in price in early March 2020.

These events led the Company to adopt a set of measures, aiming at preserving cash generation, as well as to revise its key assumptions such as Brent prices, exchange rates, oil product spreads, among others and, in the first quarter of 2020, impairment losses were recognized in the amount of US$ 13,371, primarily due to:

(i) US$ 11,798 relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following Cash Generating Units (CGU): Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and

(ii) US$ 1,356 relating to the hibernation of fields and platforms in shallow waters, affecting CGUs North group, Ceará-Mar group and Ubarana group, as well as Caioba, Guaricema and Camorim fields.

On November 25, 2020, management concluded and approved its 2021-2025 Strategic Plan, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes, which support the impairment tests conducted in this reporting period. Thus, impairment reversals were accounted for in the last quarter of 2020, in the amount of US$ 6,019, mainly on producing properties relating to oil and gas activities in Brazil.

19.2.	Investment in publicly traded associate (Petrobras Distribuidora S.A. – BR Distribuidora)

On August 26, 2020 the Company’s Board of Directors approved the disposal of the remaining interest in this Company. Accordingly, the recoverable value of this investment took into account the value in use, including the disposal value, considering the intention to sell the shares. The post-tax discount rate in constant currency applied was 11% p.a., considering the cost of equity. Thus, a US$ 26 impairment loss was recognized in the first quarter of 2021.

20.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from the date of obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Mar/2021	Jan-Dec/2020
Property plant and equipment
Opening Balance	3,024	4,262
Additions	88	428
Write-offs	(119)	(197)
Transfers	(72)	(494)
Cumulative translation adjustment	(251)	(975)
Closing Balance	2,670	3,024
Intangible Assets	13,221	14,526
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	15,891	17,550
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

27

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2021	2020
	Jan-Mar	Jan-Mar
Exploration costs recognized in the statement of income
Geological and geophysical expenses	67	72
Exploration expenditures written off (includes dry wells and signature bonuses)	131	26
Contractual penalties	15	6
Other exploration expenses	1	-
Total expenses	214	104
Cash used in :
Operating activities	68	72
Investment activities	115	149
Total cash used	183	221

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,544 (US$ 1,631 as of December 31, 2020) of which US$ 1,464 were still in force as of March 31, 2021 (US$ 1,543 as of December 31, 2020), net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,146 (US$ 1,256 as of December 31, 2020) and bank guarantees of US$ 318 (US$ 287 as of December 31, 2020).

28

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
22.	Investments
22.1.	Investments in associates and joint ventures
	Balance at 12.31.2020	Investments	Transfer to assets held for sale	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2021
Joint Ventures	813	1	(2)	-	46	(28)	1	(5)	826
Associates (*)	2,455	1	-	1	137	(92)	(113)	(50)	2,339
Other investments	5	-	-	−	−	(3)	-	−	2
Total	3,273	2	(2)	1	183	(123)	(112)	(55)	3,167
(*) It includes Petrobras Distribuidora and Braskem.
23.	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company. The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

					03.31.2021	12.31.2020
	E&P	RT&M	Gas & Power	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and cash equivalents	1	−	−	−	1	14
Trade receivables	-	−	−	−	-	24
Inventories	-	298	−	−	298	4
Investments	-	−	19	−	19	68
Property, plant and equipment	637	1,090	−	−	1,727	640
Others	-	−	−	−	-	35
Total	638	1,388	19	−	2,045	785
Liabilities on assets classified as held for sale
Trade payables	-	-	-	-	-	22
Finance debt	-	-	-	1	1	13
Provision for decommissioning costs	695	-	-	-	695	640
Others	-	-	-	-	-	10
Total	695	−	−	1	696	685

23.1.	Transactions pending closing at March 31, 2021

As of March 31, 2021, the amounts refer to (i) the remaining 10% interest in Lapa field; (ii) Sale of the Company’s entire interest in Polo Peroá; (iii) Onshore fields in Ceará, Bahia e Espírito Santo; (iv) Eólicas Mangue Seco 1, 2, 3 and 4; and (v) RLAM Refinery.

The most significant progress under the divestment process is describe below:

29

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Acquirer	Signature date	Transaction amount (*)	Further information
Sale of E&P assets in the state of Espírito Santo (Polo Peroá).	OP Energy e DBO Energy	January 2021	13	a
Sale of the Company’s entire interest in nine onshore fields, called Miranda group, in the in the state of Bahia.	Miranga S.A. (structured entity), subsidiary of PetroRecôncavo S.A.	February 2021	135	b
Sale of the Company’s 51% interest in the company Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A. (“Eólica Mangue Seco 2), wind power generation plant.	Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus)	February 2021	6 (R$ 33 million)	c
Sale of the Company's shares that will hold the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in the state of Bahia	MC Brazil Downstream Participações, a company of the Mubadala Capital group	March 2021	1,650	d
(*) Only amounts considered at the signing of the transaction.

a)                Sale of E&P assets in Espírito Santo (Polo Peroá)

Amounts due to Petrobras are composed of: (i) US$ 5 was paid at the contract signing; (ii) US$ 8 to be paid at the transaction closing; (iii) up to US$ 42 as contingent payments provided for in the contract, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession terms. This transaction is subject to price adjustments and to the fulfillment of conditions precedent, such as approval by the ANP.

b)               Sale of onshore fields in Bahia

Amounts due to Petrobras are composed of: (i) US$ 11 paid upon the contract signing; (ii) US$ 44 to be paid at the transaction closing; (iii) US$ 80 deferred in three installments over three years from the transaction closing.

The contract provides for the payment of conditional amounts of up to US$ 85 in contingent payments related to future average Brent prices for the years 2022, 2023 and 2024.

This transaction includes price adjustments and is still subject to conditions precedent, such as approval by the ANP.

c)                Sale of Eólica Mangue Seco 2

Amount to be paid to Petrobras in a single installment at the transaction closing, subject to price adjustments provided for in the contract. The transaction results from the exercise of the preemptive right by FIP Pirineus, in accordance with the shareholders' agreement of Eólica Mangue Seco 2.

This sale is subject to price adjustments and to the fulfillment of conditions precedent, such as approval by Banco do Nordeste do Brasil, resource provider of the wind farm development, and by the Administrative Council for Economic Defense (CADE).

d)               Sale of the RLAM refinery

The agreement provides for price adjustment due to changes in working capital, net debt and investments until the transaction closing, and is subject to conditions precedent, such as approval by the CADE.

30

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
23.2.	Closed transactions in the three-month period ended March 31, 2021
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*)	Gain/(loss) (**)	Further information
Sale of 30% of the Frade field concession. The transaction also includes the sale of the entire stake held by the subsidiary Petrobras Frade Inversiones S.A. (PFISA), in the company Frade BV.	PetroRio	November 2019 (S) February 2021 (C)	44	88	a
Sale of the Company’s entire interest in Petrobras Uruguay Distribución S.A. (PUDSA).	DISA Corporación Petrolífera S.A.	August 2020 (S) February 2021 (C)	68	(3)	b
Petrobras Biocombustível S.A. (PBio) signed a contract for the sale of all of its shares issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. (BSBios) (50% of the share capital).	RP Participações em Biocombustíveis S.A	December 2020 (S) February 2021 (C)	60 (R$ 322 million)	1	c
			172	86
(*) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years and advances referring to operations not completed.
(**) Recognized in “Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control” within Other income and expenses (note 6).

a)                Sale of the Frade field

The operation was concluded with the payment of US$ 36 to Petrobras, after price adjustments (including cash inflows from the sale of crude oil from the concession), in addition to US$ 8 paid to Petrobras upon the contract signing. In addition, there is a contingent amount of US$ 20 linked to a potential new commercial discovery in the field.

The original sale amounting to US$ 100 was adjusted considering the cash flows arising from the Company’s interest in the block from July 1, 2019 (inception date of the negotiation) to February 5, 2021 (closing date). In addition, there is a contingent payment amounting to US$ 20 subject to a new discovery in the field.

b)               Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

The transaction was concluded with the payment of US$ 62 to Petrobras, in addition to US$ 6 paid upon the contract signing, totaling US$ 68. As a result of this operation, a US$ 34 loss was reclassified to the statement of income, within other income and expenses, relating to cumulative translation adjustments arising from exchange rate variations recognized in PUDSA's shareholders' equity since de acquisition of this investment.

c)                Sale of BSBios

The transaction was concluded with the payment of US$ 47 to Petrobras, including price adjustments. In addition to this amount, US$ 12 is held in an escrow account for indemnification of eventual contingencies, to be released according to terms and conditions set forth in the contract, and US$ 1 was received in advance as interest on capital in December 2020, totaling US$ 60.

23.3.	Other operation

On January 5, 2021, Petrobras acquired 100% of shares of the structured entity Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) for US$ 9 thousand. The difference between the amount paid and CDMPI's negative shareholders' equity, in the amount of US$ 691, was registered as a capital transaction, reducing the shareholders' equity attributable to shareholders of Petrobras, while increasing non-controlling interests, since Petrobras already controlled its operations prior to this transaction. On April 14, 2021, an Extraordinary General Shareholders Meeting approved the incorporation of CDMPI.

23.4.	Cash flows from sales of interest with loss of control

In the three-month periods ended March 31, 2021 and 2020, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

31

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Cash received	Cash in subsidiary before losing control	Net Proceeds
Jan-Mar/2021
PUDSA	62	(15)	47
Total	62	(15)	47
Jan-Mar/2020
Petrobras Oil & Gas B.V.(PO&GBV)	276	−	276
Total	276	−	276

24.	Assets by operating segment
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2021

Current assets	3,459	12,950	2,156	13,857	(5,397)	27,025
Non-current assets	104,332	20,044	7,414	16,405	−	148,195
Long-term receivables	4,430	1,776	746	13,052	−	20,004
Investments	405	488	581	1,693	−	3,167
Property, plant and equipment	86,213	17,691	5,974	1,528	−	111,406
Operating assets	76,485	15,354	3,797	1,265	−	96,901
Under construction	9,727	2,337	2,177	264	−	14,505
Intangible assets	13,284	89	113	132	−	13,618
Total Assets	107,791	32,994	9,570	30,262	(5,397)	175,220

Consolidated assets by operating segment - 12.31.2020

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	−	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	−	124,201
Operating assets	84,916	18,304	4,300	1,238	−	108,758
Under construction	10,305	2,537	2,315	286	−	15,443
Intangible assets	14,590	98	124	136	−	14,948
Total Assets	120,280	32,049	10,296	30,810	(3,425)	190,010

32

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
25.	Finance debt
25.1.	Balance by type of finance debt
In Brazil	03.31.2021	12.31.2020
Banking Market	3,750	5,016
Capital Market	2,323	2,512
Development banks	1,149	1,315
Others	9	11
Total	7,231	8,854
Abroad
Banking Market	13,609	13,581
Capital Market	26,070	27,625
Development banks	-	201
Export Credit Agency	3,210	3,424
Others	197	203
Total	43,086	45,034
Total finance debt	50,317	53,888
Current	3,292	4,186
Non-current	47,025	49,702

Current finance debt is composed of:

	03.31.2021	03.31.2020
Short-term debt	338	1,140
Current portion of long-term debt	2,408	2,383
Accrued interest on short and long-term debt	546	663
Total	3,292	4,186

At March 31, 2021, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2020.

25.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2020
In Brazil	10,730	1,488	(1,080)	(352)	399	142	(2,473)	-	-	8,854
Abroad	52,530	15,535	(23,471)	(2,967)	3,187	1,667	(1,201)	(245)	-	45,035
	63,260	17,023	(24,551)	(3,319)	3,586	1,809	(3,674)	(245)	−	53,889

33

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Balance at 12.31.2020	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 03.31.2021
In Brazil	8,854	-	(940)	(83)	81	89	(507)	-	-	7,231
Abroad	45,035	54	(1,940)	(635)	627	425	865	(2)	-	43,086
	53,889	54	(2,880)	(718)	708	514	358	(2)	−	50,317
Debt restructuring			(183)	-
Deposits linked to financing			-	(361)
Net cash used in financing activities			(3,063)	(1,079)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

For the three-month period ended March 31, 2021, the Company used its cash to settle older debts and manage liabilities, aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run, and also to have cash reserve to maintain the Company’s liquidity.

The Company repaid several finance debts, in the amount of US$ 4,142 notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 100 and (ii) US$ 1,427 to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 183; and (iii) total prepayment of US$ 224 for loans with development agencies.

25.3.	Summarized information on current and non-current finance debt
Maturity in	2021	2022	2023	2024	2025	2026 onwards	Total (**)	Fair Value

Financing in U.S.Dollars (US$)(*):	2,279	2,193	3,659	4,355	5,260	21,869	39,615	42,744
Floating rate debt	1,900	2,193	2,744	3,576	4,286	2,041	16,740
Fixed rate debt	379	-	915	779	974	19,828	22,875
Average interest rate	4.8%	4.8%	4.8%	5.2%	5.3%	6.6%	6.1%
Financing in Brazilian Reais (R$):	494	1,085	1,586	1,416	368	2,282	7,231	7,464
Floating rate debt	354	850	1,451	1,091	294	791	4,831
Fixed rate debt	140	235	135	325	74	1,491	2,400
Average interest rate	3.4%	4.7%	6.0%	5.2%	4.4%	4.3%	4.5%
Financing in Euro (€):	33	-	337	14	510	704	1,598	1,806
Fixed rate debt	33	-	337	14	510	704	1,598
Average interest rate	4.6%	-	4.6%	4.7%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	35	-	-	-	-	1,838	1,873	2,102
Fixed rate debt	35	-	-	-	-	1,838	1,873
Average interest rate	6.2%	-	-	-	-	6.4%	6.3%
Total as of March 31, 2021	2,841	3,278	5,582	5,785	6,138	26,693	50,317	54,116
Average interest rate	4.6%	4.9%	5.0%	5.2%	5.3%	6.5%	6.0%
Total as of December 31, 2020	4,186	3,282	5,892	5,961	6,229	28,338	53,888	61,517
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of March 31, 2021 is 11.84 years (11.71 years as of December 31, 2020).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 28,666 of March 31, 2021 (US$ 33,236 of December 31, 2020); and

34

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 25,450 as of March 31, 2021 (US$ 28,281 as of December 31, 2020).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 29.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2021	2022	2023	2024	2025	2026 and thereafter	03.31.2021	03.31.2020
Principal	2,361	3,263	5,495	6,053	6,252	28,113	51,537	55,130
Interest	1,660	2,247	2,096	1,938	1,727	27,178	36,847	38,953
Total	4,021	5,510	7,591	7,991	7,979	55,291	88,384	94,083
(*) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 26.
25.4.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Total				8,350	714	7,636

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	351	−	351
Petrobras	Bradesco	6/1/2018	5/31/2023	351	351	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	351	−	351
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	58	−	58
Total				1,111	351	760

26.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2020	Remeasurement / new contracts	Payment of principal and interest (*)	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 03.31.2021
In Brazil	4,340	61	(373)	45	237	(380)	(1)	3,929
Abroad	17,310	257	(1,094)	255	1,510	(1,508)	(10)	16,720
Total	21,650	318	(1,467)	300	1,747	(1,888)	(11)	20,649

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2021	2022	2023	2024	2025	2026 onwards	Total
Balance at March 31, 2021	4,196	4,517	2,971	2,248	1,818	11,938	27,688
Balance at December 31, 2020	5,756	4,310	2,896	2,250	1,825	11,983	29,020

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first quarter of 2021 amounted to US$ 185, representing 13% in relation to fixed payments (US$ 785 and 13% in the same period of 2020).

In the first quarter of 2021, the Company recognized lease expenses in the amount of US$ 23 relating to short-term leases (US$ 59 in the same period of 2020).

35

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

At March 31, 2021, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 80,293 (US$ 67,408 at December 31, 2020). The increase in the first quarter of 2021 basically corresponds to the devaluation of the Brazilian Real against the US Dollar in the period, as well as the inclusion of a new contractual commitment to lease a floating production unit.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 29.3.

27.	Equity
27.1.	Share capital (net of share issuance costs)

As of March 31, 2021 and 2020, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of March 31, 2021 and December 31, 2020, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

27.2.	Distributions to shareholders

Proposed distribution to shareholders relating to 2020 amounts to US$ 1,977 (corresponding to 0.1515 per outstanding share), including the minimum mandatory dividend to preferred shareholders (US$ 849) and the additional dividends proposed (US$ 1,128) to ordinary shareholders, arising from the remaining portion of the net income for the year and the profit retention reserve.

On April 14, 2021, the Annual General Shareholders Meeting approved dividends relating to 2021. Thus, additional dividends proposed to ordinary shareholders in the amount of US$ 1,128 were reclassified from shareholder’s equity to liabilities.

On April 29, 2021, dividends were paid, in the amount of US$ 1,990, updated by Selic rate (Brazilian short-term interest rate) since December 31, 2020.

27.3.	Earnings (losses) per share
		Jan-Mar/2021			Jan-Mar/2020
	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	103	77	180	(5,543)	(4,172)	(9,715)
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings (losses) per share - in U.S. dollars	0.01	0.01	0.01	(0.74)	(0.74)	(0.74)
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	0.02	0.02	0.02	(1.48)	(1.48)	(1.48)
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings (losses) per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

36

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
28.	Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	575	-	-	575
Foreign currency derivatives	-	69	-	69
Interest rate derivatives	-	11	-	11
Balance at March 31, 2021	575	80	-	655
Balance at December 31, 2020	652	115	−	767

Liabilities
Foreign currency derivatives	-	(258)	-	(258)
Commodity derivatives	(1)	−	-	(1)
Balance at March 31, 2021	(1)	(258)	-	(259)
Balance at December 31, 2020	(10)	(269)	−	(279)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 25.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

29.	Risk management
29.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2021 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Derivatives not designated for hedge accounting
Future contracts - total (*)	(122)	(240)	(1)	(10)
Long position/Crude oil and oil products	2,435	3,927	-	-	2021
Short position/Crude oil and oil products	(2,557)	(4,167)	-	-	2021
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	20	-	-	-	2021
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 354	GBP 354	27	23	2021
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 615	42	44	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(15)	(26)	2034
Swap - IPCA	R$ 3,008	R$ 3,008	11	47	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(243)	(244)	2024/2029
Total recognized in the Statement of Financial Position			(179)	(166)

(*) Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

37

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income
	Jan-Mar/2021	Jan-Mar/2020
Commodity derivatives
Other commodity derivative transactions - 29.2 (a)	(23)	223
Recognized in Other Income and Expenses	(23)	223
Currency derivatives		−
Swap Pounds Sterling x Dollar - 29.3 (b)	29	(335)
NDF – Euro x Dollar - 29.3 (b)	−	(73)
NDF – Pounds Sterling x Dollar - 29.3 (b)	4	(23)
Swap CDI x Dollar - 29.3 (b)	(28)	(246)
Others	1	(2)
	6	(679)
Interest rate derivatives
Swap - CDI X IPCA	(28)	(55)
	(28)	(55)
Cash flow hedge on exports (*)	(1,113)	(1,400)
Recognized in Net finance income (expense)	(1,135)	(2,134)
Total	(1,158)	(1,911)

(*) As presented in note 29.3

	Gains/ (losses) recognized in other comprehensive income
	Jan-Mar/2021	Jan-Mar/2020
Cash flow hedge on exports (*)	(4,455)	(20,959)

(*) As presented in note 29.3

	Guarantees given as collateral
	03.31.2021	12.31.2020
Commodity derivatives	32	13
Currency derivatives	23	78
Total	56	91

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2021 is set out as follows:

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(10)	(20)
Forward contracts	Foreign currency - depreciation BRL x USD	1	(5)	(10)
		1	(15)	(30)
(*) The probable scenario was computed based on the fair value of oil and oil products prices at March 31, 2021. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively; R$ x U.S. Dollar - a 3.5% appreciation of the Real.

29.2.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

38

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
29.3.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of March 31, 2021, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.6973 exchange rate are set out below:

Present value of hedging instrument at 03.31.2021
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2021 to March 2031	63,644	362,596

Changes in the present value of hedging instrument	US$	R$ million
Amounts designated as of January 1, 2021	61,502	319,608
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	8,281	46,155
Exports affecting the statement of income	(3,285)	(17,775)
Principal repayments / amortization	(2,854)	(15,913)
Foreign exchange variation	-	30,521
Amounts designated as of March 31, 2021	63,644	362,596
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2021	68,981	393,005

According to the 2021-2025 Strategic Plan, there is an increase in expected exports and consequently in highly probable future exports, but not in an amount equal to or greater than the finance debt and lease liabilities subject to designation as hedge instruments. As a result, the relevant increase in Dollar/Real exposure observed during 2020 remains at March 31, 2021, as presented in item (c) below.

In the first quarter of 2021, the Company recognized a US$ 1 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 1 loss in the same period of 2020).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2021 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at January 1,2020	(20,517)	6,977	(13,540)
Recognized in Other comprehensive income	(21,460)	7,296	(14,164)
Reclassified to the statement of income - occurred exports	4,172	(1,419)	2,753
Reclassified to the statement of income - exports no longer expected or not occurred	548	(187)	361
Balance at December 31, 2020	(37,257)	12,667	(24,590)
Recognized in Other comprehensive income	(5,591)	1,901	(3,690)
Reclassified to the statement of income - occurred exports	1,113	(378)	735
Balance at March 31, 2021	(41,735)	14,190	(27,545)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our Strategic Plan 2021-2025, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2021 is set out below:

39

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2021	2022	2023	2024	2025	2026	2027	2028 to 2030	Total
Expected realization	(6,113)	(7,983)	(6,661)	(5,234)	(3,745)	(3,364)	(3,454)	(5,181)	(41,735)

b)	Information on ongoing contracts

As of March 31, 2021, the company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, swap - Pound sterling x Dollar and Non Deliverable Forward (NDF) - Pound x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. A sensitivity analysis on CDI with a constant increase (parallel shock) of 100 basis points, all other variables remaining constant, would result in a US$ 5 gain, while a constant reduction (parallel shock) of 100 basis points, would result in a US$ 11 gain.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 03.31.2021	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	5,803		(201)	1,451	2,902
Liabilities	(102,446)	Dollar/Real	3,548	(25,612)	(51,223)
Exchange rate - Cross currency swap	(528)		18	(132)	(264)
Cash flow hedge on exports	63,644		(2,204)	15,911	31,822
	(33,527)		1,161	(8,382)	(16,763)
Assets	3	Euro/Real	−	1	2
Liabilities	(27)		1	(7)	(14)
	(24)		1	(6)	(12)
Assets	1,617	Euro/Dollar	21	404	808
Liabilities	(3,228)		(42)	(807)	(1,614)
	(1,611)		(21)	(403)	(806)
Assets	4	Pound/Real	−	1	2
Liabilities	(23)		1	(6)	(12)
	(19)		1	(5)	(10)
Assets	1,916	Pound/Dollar	28	479	958
Liabilities	(3,763)		(54)	(941)	(1,882)
Derivative - cross currency swap	1,676		24	419	838
Non Deliverable Forward (NDF)	488		7	122	244
	317		5	79	158
Total at March 31, 2021	(34,864)		1,147	(8,717)	(17,433)
Total at December 31, 2020	(43,263)		384	(10,815)	(21,631)
(*) At March 31, 2021, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3.5% appreciation of the Real; Yen x Dollar - a 2.4% appreciation of the Yen; Euro x U.S. Dollar: a 1.3% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.49% apppreciation of the Pound Sterling; Real x Euro: a 2.2% appreciation of the Real; and Real x Pound Sterling - a 2% appreciation of the Real. Source: Focus and Thomson Reuters.

29.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a 12-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates.

40

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
LIBOR 1M	10	12	14
LIBOR 3M	11	12	14
LIBOR 6M	401	449	498
CDI	123	154	185
TJLP	76	95	114
IPCA	73	91	110
	694	813	935
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

29.5.	Liquidity risk management

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

30.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

30.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

41

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		03.31.2021		12.31.2020

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrobras Distribuidora (BR)	154	49	196	39
Natural Gas Transportation Companies	57	199	74	191
State-controlled gas distributors (joint ventures)	189	49	225	68
Petrochemical companies (associates)	9	12	17	9
Other associates and joint ventures	113	31	152	120
Subtotal	522	340	664	427
Brazilian government – Parent and its controlled entities
Government bonds	1,353	-	1,632	-
Banks controlled by the Brazilian Government	7,119	3,177	7,676	3,707
Receivables from the Electricity sector	167	−	205	−
Petroleum and alcohol account - receivables from the Brazilian Government	450	-	482	-
Brazilian Federal Government - dividends	2	−	2	−
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	-	19	−	−
Others	20	30	38	47
Subtotal	9,111	3,226	10,035	3,754
Pension plans	48	30	52	65
Total	9,681	3,596	10,751	4,246
Current	2,128	868	2,663	1,225
Non-Current	7,553	2,728	8,088	3,021
Total	9,681	3,596	10,751	4,246

The income/expenses of significant transactions are set out in the following table:

	2021	2020
	Jan-Mar	Jan-Mar
Joint ventures and associates
Petrobras Distribuidora (BR)	3,310	3,181
Natural Gas Transportation Companies	(245)	(521)
State-controlled gas distributors (joint ventures)	449	560
Petrochemical companies (associates)	768	979
Other associates and joint ventures	42	93
Subtotal	4,324	4,292
Brazilian government – Parent and its controlled entities
Government bonds	7	13
Banks controlled by the Brazilian Government	(63)	(92)
Receivables from the Electricity sector	15	13
Petroleum and alcohol account - receivables from the Brazilian Government	11	2
Brazilian Federal Government - dividends	−	(2)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(31)	(40)
Others	10	−
Subtotal	(51)	(106)
Total	4,273	4,186
Revenues, mainly sales revenues	4,734	4,975
Purchases and services	(380)	(715)
Income (expenses)	(43)	−
Foreign exchange and inflation indexation charges, net	(40)	(59)
Finance income (expenses), net	2	(15)
Total	4,273	4,186

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

42

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
30.2.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

		Jan-Mar/2021			Jan-Mar/2020
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	0.7	−	0.7	0.8	−	0.8
Social security and other employee-related taxes	0.2	−	0.2	0.2	−	0.2
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	−	0.1
Total compensation recognized in the statement of income	1.0	−	1.0	1.1	−	1.1
Total compensation paid	1.0	−	1.0	1.1	−	1.1
Average number of members in the period (*)	9.00	10.00	19.00	9.00	9.33	18.33
Average number of paid members in the period (**)	9.00	5.00	14.00	9.00	4.00	13.00
(*) Monthly average number of members.
(**) Monthly average number of paid members.

For the three-month period ended March 31, 2021, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 3.5 (US$ 3.6 for the same period of 2020).

On July 22, 2020, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8 (R$ 43.3 million) from April 2020 to March 2021. On April 14, 2021, the Company’s Annual Shareholders’ Meeting set the threshold at US$ 8 (R$ 47 million) from April 2020 to March 2021 (an increase denominated in Brazilian reais offset by the depreciation against US dollars).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Audit Committee or Audit Committee of Petrobras and its subsidiaries are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 113 thousand for the first quarter of 2021 (US$ 135 thousand with tax and social security costs). For the same period of 2020, the total compensation concerning these members was US$ 123 thousand (US$ 142 thousand with tax and social security costs).

31.	Supplemental information on statement of cash flows
	Jan-Mar/2021	Jan-Mar/2020
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	188	440
Capital expenditures and financing activities not involving cash
Lease	384	440
Provision/(reversals) for decommissioning costs	(1)	-

32.	Subsequent events

Sale of Mangue Seco Wind Farms 1, 3 and 4

In April 2021, Petrobras finalized the sale of all its 49% interest in the companies Eólica Mangue Seco 1, 3 and 4 to Vinci Energia Fundo de Investimento em Participações em Infraestrutura (Vinci Energia). After complying with all the conditions precedent, the operation was closed with the payment of US$ 8 (R$ 44 million) to Petrobras concerning Mangue Seco 1 and US$ 14 (R$ 78 million) concerning Mangue Seco 3 and 4, including price adjustments provided for in the contract. In relation to Mangue Seco 3 and 4, the amount received adds to US$ 4 (R$ 22.5 million) at the contract signing, totaling US$ 18 (R$ 101 million).

Petrobras on agreement with Amazonas Energia

On April 7, 2021, Petrobras and its subsidiaries Breitener Tambaqui S.A. and Breitener Jaraqui S.A. signed a legal agreement with Amazonas Energia S.A. (debtor) and Centrais Elétricas Brasileiras S.A. - Eletrobras (jointly responsible) , in the amount of US$ 77 (R$ 436 million), for the collection of amounts relating to seven lawsuits, which will be suspended until the full settlement of the negotiated credits. The debt will be settled in 60 installments updated based on 124.75% of the CDI, from January 18, 2021 until full settlement.

43

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The agreement also includes the recovery of a credit from Petrobras, in the amount of US$ 1 (R$ 3.2 million) related to an invoice issued in September 2019, settled by Amazonas Energia in April 2021.

The signing of the agreement will generate a positive effect on the Company’s statement of income in the second quarter of 2021 of US$ 58 (R$ 328 million), net of tax effects.

Surplus Volume of the Transfer of Rights Agreement under production sharing regime of Sépia and Atapu

On April 9, 2020, the Company’s Board of Directors approved the signing of an agreement with the Brazilian Federal Government that establishes the participation in each contract and the compensation value to Petrobras in case of bidding for the Surplus Oil of Transfer of Rights Agreement in Sepia and Atapu fields. On April 16, this agreement was approved by the Ministry of Mines and Energy (MME).

With the publication of MME Ordinances No. 23/2020 and 493/2021, Petrobras and PPSA reviewed and defined the amounts of compensation to be paid by the new contractor to Petrobras, prior to the bidding process for the Surplus Oil of Transfer of Rights Agreement, for the deferral of cash flow in the two areas, as well as the participation of the Transfer of Rights and production sharing contracts.

The agreement provides for the following terms: compensation of US$ 3,254 for the 60.5% stake of the new contractor in Atapu field and US$ 3,200 for the 68.7% stake in Sepia field. In addition, there are contingent payments (earn out), due from 2022 to 2032, which will be payable as of the last business day of January of the subsequent year since the Brent oil price reaches annual average higher than US$ 40 per barrel, limited to US$ 70 per barrel. Such payments have a one-year grace period for the payment of the first installment of the earn out, from 2023 to 2024, adjusted at 8.99% p.a..

These conditions will be established in a Co-Participation Agreement that will bind Petrobras to the new contractor in the area(s). The Co-Participation Agreement will only be effective with the signing of the Production Sharing Contract and the payment of compensation to Petrobras, when the contractors will have access to their participation in the production from Sépia and Atapu fields.

On April 28, 2021, Petrobras expressed to the Conselho Nacional de Política Energética (CNPE) the interest in exercising its preemptive right in the Second Bidding Round for the Surplus Volume of the Transfer of Rights under the Production Sharing regime, in the areas of Atapu and Sépia, with a 30% interest, considering the parameters disclosed in CNPE Resolution nº 5 of April 22, 2021, and in the Ordinance of the Ministry of Mines and Energy (MME) nº 08 of April 19, 2021.

The amounts corresponding to the signature bonuses to be paid, in case of confirmation of the interest, will be US$ 211 (R$ 1,201 million) for Atapu and US$ 376 (R$ 2,141 million) for Sépia.

Settlement of tender offer

On April 12, 2021, Petrobras concluded the tender offer to buy back global notes maturing between 2024 and 2050, made by its wholly-owned subsidiary PGF BV. The principal amount delivered by investors, excluding unpaid accrued interest, was US$ 2,496. The total amount paid was US$ 2,720, considering the prices offered and excluding accrued interest until the closing date.

Sale of remaining interest in NTS

On April 28, 2021, the Company's Board of Directors approved the sale of its remaining 10% interest in Nova Transportadora do Sudeste S.A. (NTS) to Nova Infraestrutura Gasodutos Participações S.A., a company formed by Nova Infraestrutura Fundo de Investimentos em Participações Multiestrategia (FIP), an investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda, and by Itaúsa S.A., current controlling shareholders of NTS, for the amount of US$ 316 (R$ 1.8 billion).

Considering the discount of dividends, interest on capital and restitution through capital reduction received by Petrobras throughout 2020 and 2021 and other adjustments provided for in the agreement, it is estimated a cash inflow amounting to US$ 263 (R$ 1.5 billion), to be fully paid on the signature date of the operation.

Petrobras extends maturity of revolving credit line

On April 30, 2021, Petrobras extended part of the revolving credit facility maturing in March 2024, in the amount of US$ 3,250, for two more years. Thus, 63% of this credit line (US$ 2,050) can be drawn down until 2026, and the remainder will expire in the original term.

Sale of thermoelectric power plants

On May 3, 2021, Petrobras signed with São Francisco Energia SA, a subsidiary of Global Participações em Energia SA, an agreement for the sale of three thermoelectric plants powered by fuel oil, located in Camaçari, in the state of Bahia (UTEs Polo Camaçari) for US$ 17 (R$ 95 million) subject to price adjustments provided for in the contract and to the fulfillment of conditions precedent, such as the approval of the Administrative Council for Economic Defense (CADE) and the National Electric Energy Agency (ANEEL).

44

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company estimates the recognition of a US$ 52 (R$ 294 million) loss after taxes due to the difference between the sale and carrying amount of these assets.

Agreement with Companhia de Eletricidade do Amapá

On May 11, 2021, Petrobras signed with Companhia de Eletricidade do Amapá (CEA) a legal agreement for the termination of litigation and credit recovery in the amount of US$ 55 (R$ 314 million). The agreement establishes the unconditional payment of US$ 23 (R$ 133 million) to Petrobras, to be settled in 24 monthly installments. A discount will be granted on the remainder US$ 32 (R$ 181 million), provided that the payments occur on time. In case of default, as provided for in the agreement, Petrobras may demand the outstanding debt without discount.

The agreement is subject to the following suspensive conditions: (i) success on the bidding process for the privatization of the CEA, which is expected to occur until June 30, 2021, and (ii) transfer of the controlling interest of the CEA until December 31, 2021.

Met these conditions, the agreement will generate a US$ 23 (R$ 133 million) gain for Petrobras, before taxes. The corresponding allowance for expected credit losses were already accounted for as of December 31, 2020.

33.	Information related to guaranteed securities issued by subsidiaries
33.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer